Exhibit 99.1

NASDAQ Corporate Governance Exemptions

We are required to disclose the exemptions we receive from Nasdaq National Marketplace Rule 4350. In connection with our listing, we requested exemptions from the rules relating to annual and interim reports, quorum requirements, proxy solicitation and our audit committee charter, as these rules were inconsistent with generally accepted business practice in France and/or with French law. The following table sets forth the exemptions we have received from this rule.

Nasdaq National Market Requirement	Applicable Exemption
Distribution of Annual and Interim Reports (Marketplace Rule 4350(b)(1)) Issuers are required to distribute to shareholders and to file with Nasdaq a copy of their annual report prior to their annual meeting.	Under the French Commercial Code, annual and interim reports are not automatically distributed to shareholders by a company. Instead, we are required to make our annual report available at our corporate headquarters and to mail it to shareholders upon request. We file our annual reports with the Securities and Exchange Commission by electronic filing through the EDGAR system. In addition, under the deposit agreement relating to our ADSs, we have agreed to provide annual reports to the depositary so that the depositary may arrange for distribution of such information to holders of our ADSs.
Audit Committee (Marketplace Rule 4350(d)(1)(C)) The audit committee charter is required to specify the outside auditor's ultimate responsibility to the board of directors and the audit committee, which should be empowered to select, evaluate and, where appropriate, replace the outside auditors.	Under the French Commercial Code, a company's statutory auditor is nominated for a six-year term by the general shareholders' meeting and may be replaced by dismissal or otherwise during such term only by court order and only under certain enumerated circumstances. The replacement by dismissal or otherwise of a statutory auditor by either the board of directors or the audit committee would violate the French Commercial Code. Our audit committee has adopted a charter setting forth its responsibilities and duties, but these do not include selecting, evaluating or replacing the outside auditors. For additional information regarding our audit committee, see Item 6 "Directors, Senior Management and Employees — Board Practices — Audit Committee."

Nasdaq National Market Requirement	Applicable Exemption
Quorum *(Marketplace Rule 4350(f))* Issuers' by-laws are required to establish a minimum quorum of 33⅓% for any meeting of the holders of common stock.	The French Commercial Code requires that the quorum for an ordinary general shareholders' meeting consist of the holders of shares constituting 25% of the voting power of a company's outstanding shares entitled to vote at the ordinary meeting. For additional information regarding our quorum requirements, see Item 10 "Additional Information — Memorandum and Articles of Association — Quorum."
Solicitation of Proxies *(Marketplace Rule 4350(g))* Each issuer is required to solicit proxies and to provide proxy statements for all meetings of shareholders. Copies of such proxy solicitations are to be provided to Nasdaq.	The French Commercial Code does not require that we solicit proxies or provide proxy statements for meetings of shareholders. In accordance with the French Commercial Code and our *statuts*, we inform shareholders of all meetings in a public notice, which notice states the requirements for admission to the meeting. Meeting the requirement to solicit proxies and provide proxy statements for shareholder meetings would be contrary to accepted business practice in France. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders' meetings, including an agenda describing matters to be decided at the meeting and instructions on how to vote at the shareholders' meetings either in person or through a person having a proxy specifically designated by the shareholder. A mechanism is in place for beneficial owners of ADSs to register as shareholders for purposes of voting either in person or through a designated proxy. For additional information regarding proxies and the information we provide to shareholders, see Item 10 "Additional Information — Memorandum and Articles of Association — Shareholders' Meetings and Voting Rights" and "— Proxies and Votes by Mail."